UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) [_] Form 10-K      [X] Form 20-F      [_] Form 11-K      [_] Form 10-Q       [_] Form N-CEN     [_] N-CSR

For Period Ended:   March 31, 2023

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Visionary Education Technology Holdings Group Inc.

Full Name of Registrant:

Former Name if Applicable

105 Moatfield Dr. Unit 1003

Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M3B 0A2

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2023 within the prescribed time period without unreasonable effort or expense. The registrant requires additional time to finalize its financial statements for the fiscal year ended March 31, 2023, and to complete the required discussion and analysis of the registrant’s business in the Form 20-F. The registrant anticipates that it will file the Form 20-F within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

John P. Young, Esq.	(916)	646-8288
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s sales are expected to increase to approximately $8,432,511 for the fiscal year 2023 from approximately $5,248,461 in the fiscal year 2022. The Company’s cost of sales is expected to increase to approximately $4,669,191 in the fiscal year 2023 from $2,637,025 in the fiscal year 2022 and our operating expenses are expected to increase to approximately $3,330,000 in the fiscal year 2023 from $1,580,460 in the fiscal year 2022. Our net (loss) is expected to increase to a loss of approximately ($3,570,000) in the fiscal year 2023 from net loss of $(56,474) in the fiscal year 2022.

Visionary Education Technology Holdings Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 31, 2023	By:	/s/ Fan Zhou Fan Zhou Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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